EXHIBIT 99.1

PRESS RELEASE

TiGenix to present positive 52-week Phase III Cx601 data at EHA-SWG Scientific Meeting

Leuven (BELGIUM) - November 20, 2017, 07:00h CET - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces that the positive 52-week results from its ADMIRE-CD Phase III clinical trial of Cx601 for the treatment of complex perianal fistulas in patients with Crohn's disease will be presented at the EHA-SWG Scientific Meeting on Shaping the Future of Mesenchymal Stromal Cells Therapy taking place from November 23-25, 2017 in Amsterdam, Netherlands. TiGenix is a contributor of the meeting.

Presentation Title:
Allogeneic adipose-derived MSC for complex perianal fistulas in Crohn's disease

Session Date:
Friday, November 24, 2017

Session Time:
13:30 - 15:30 Scientific session: Clinical Trials

Presenter:
Pr. Damian Garcia Olmo, MD

"We are looking forward to presenting positive 52-week results from the ADMIRE-CD Phase III trial demonstrating the long-term efficacy and safety of Cx601 for complex perianal fistulas in Crohn's disease patients at this key scientific meeting," said Dr. Mary Carmen Diez, Vice President, Medical Affairs and Commercialisation at TiGenix. "These data have been used to support our marketing authorisation application for Cx601, for which we anticipate a CHMP opinion in 2017. TiGenix is proud to support this exciting meeting, which brings together science and clinical research for novel advanced therapy medicinal products."

For more information please contact:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

PR Enquiries
Consilium Strategic Communications
Chris Gardner, Sukaina Virji, Melissa Gardiner
Tel: +44 (0)20 3709 5700
TiGenix@consilium-comms.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Cx601, has successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Cx601 for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

About Cx601

Cx601 is a local administration of allogeneic (or donor derived) expanded adipose-derived stem cells (eASCs) for the treatment of complex perianal fistulas in Crohn's disease patients that have previously failed conventional therapy. Crohn's disease is a chronic inflammatory disease of the intestine and complex perianal fistulas are a severe and debilitating complication for which there is currently no effective treatment. Cx601 was granted orphan drug designation by the European Commission in 2009 and by the U.S. Food and Drug Administration (FDA) in 2017. TiGenix completed a European Phase III clinical trial (ADMIRE-CD) in August 2015 in which both the primary endpoint and the safety and efficacy profile were met, with patients receiving Cx601 showing a 44% greater probability of achieving combined remission compared to control (placebo). A follow-up analysis was completed at 52 weeks and 104 weeks post-treatment, confirming the sustained efficacy and safety profile of the product[i]. The 24-week results of the Phase III ADMIRE-CD trial were published in The Lancet  in July 2016[ii].  Based on the positive 24 weeks Phase III study results, TiGenix submitted a Marketing Authorization Application to the European Medicines Agency (EMA) and a CHMP opinion is expected in 2017. A global Phase III clinical trial (ADMIRE-CD II) intended to support a future U.S. Biologic License Application (BLA) started in 2017, based on a trial protocol that has been agreed with the FDA through a special protocol assessment procedure (SPA) (clinicaltrials.gov; NCT03279081). ADMIRE-CD II is a randomized, double-blind, placebo-controlled study designed to confirm the efficacy and safety of a single administration of Cx601 for the treatment of complex perianal fistulas in Crohn's disease patients. In July 2016, TiGenix entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired exclusive rights to develop and commercialize Cx601 for complex perianal fistulas in Crohn's patients outside of the U.S.

[i] Panes, J. et al. OP009 Long-term efficacy and safety of Cx601, allogeneic expanded adipose-derived mesenchymal stem cells, for complex perianal fistulas in Crohn's disease: 52-week results of a phase III randomised controlled trial. J Crohn's Colitis. 2017; 11: S5-S5.

[ii] Panés J, García-Olmo D, Van Assche G et al., Expanded allogeneic adipose-derived mesenchymal stem cells (Cx601) for complex perianal fistulas in Crohn's disease: a phase 3 randomized, double-blind controlled trial. The Lancet. 2016; 388(10051):1281-90.